Filed pursuant to Rule 433
Dated June 21, 2012

Relating to
Preliminary Prospectus Supplement dated June 21, 2012 to
Prospectus dated June 21, 2012
Registration Statement No. 333-182251

Packaging Corporation of America

$400,000,000 3.900% Senior Notes Due 2022

Pricing Term Sheet

June 21, 2012

Issuer:	Packaging Corporation of America

Ratings (Moody’s / S&P)*:	Baa3 / BBB

Security Type:	Senior Unsecured Notes

Principal Amount:	$400,000,000

Pricing Date:	June 21, 2012

Settlement Date:	June 26, 2012 (T+3)

Maturity Date:	June 15, 2022

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2012

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Yield:	1.611%

Spread to Benchmark Treasury:	230 basis points

Yield to Maturity:	3.911%

Coupon:	3.900%

Public Offering Price:	99.911%

Optional Redemption:	Treasury Rate spread: plus 35 basis points (prior to March 15, 2022)

Par Call:	On or after March 15, 2022

CUSIP / ISIN:	695156 AP4 / US695156AP42

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

The first risk factor on page S-8 of the preliminary prospectus supplement is hereby replaced with the following:

The change of control triggering event provision in the notes provides only limited protection against significant events that could negatively impact the value of your notes.

As described under “Description of the Notes—Repurchase at the Option of Holders Upon a Change of Control Triggering Event,” upon the occurrence of a change of control triggering event with respect to the notes, we will be required to offer to repurchase the notes at 101% of their principal amount plus accrued and unpaid interest, if any, accrued to, but not including, the repurchase date, unless the notes have already been called for redemption. However, the definition of the term “change of control triggering event” is limited and does not cover a variety of transactions (such as certain acquisitions or recapitalizations) that could negatively impact the value of your notes.

For a change of control triggering event to occur, there must be both a change of control and a ratings downgrade to below investment grade by each rating agency (as defined in the indenture). As such, if we enter into a significant corporate transaction that negatively impacts the value of your notes, but which does not constitute a change of control triggering event, you would not have any rights to require us to repurchase the notes prior to their maturity or to otherwise seek any remedies.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (i) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or (iii) Wells Fargo Securities, LLC toll-free at 1-800-326-5897.